Filed by IPC Holdings, Ltd. pursuant to Rule 425 under the Securities Act of 1933, as amended.

Subject Company: Max Capital Group Ltd. (Commission File No.: 000-33047)

GLASS LEWIS AND PROXY GOVERNANCE BOTH RECOMMEND IPC SHAREHOLDERS VOTE FOR

THE IPC/MAX AMALGAMATION

IPC Board Urges Shareholders to Vote on the White Card For All Proposals

Related to the Amalgamation and to Not Tender Their Shares to Validus

HAMILTON, Bermuda – June 2, 2009 – IPC Holdings, Ltd. (NASDAQ: IPCR; BSX: IPCR BH) today announced that Glass Lewis & Co. and PROXY Governance Inc., two of the nation’s leading proxy advisory firms, have each recommended that IPC shareholders vote the white proxy card for all the proposals associated with IPC’s proposed amalgamation with Max Capital Group Ltd (NASDAQ: MXGL; BSX: MXGL BH).

In its June 1, 2009 report recommending that IPC shareholders vote for the proposals associated with the IPC/Max amalgamation, Glass Lewis stated the following:

“We believe the proposed merger between IPC and Max offers compelling strategic benefits for the Company and its shareholders. The board conducted a rigorous sale process which involved multiple interested parties, with the overall aim of diversifying the Company’s business through a transaction. In our view, the proposed merger will allow shareholders to participate in a larger entity with an expanded capital base. Notably, the combination with Max is expected to diversify the Company’s operations and earning base, thereby reducing risk and earnings volatility. Moreover, based on the advisor’s fairness opinion, we believe the financial terms of the transaction are favorable to the Company and its shareholders.”

PROXY Governance’s report supporting the amalgamation of IPC and Max, also dated June 1, 2009, states:

“Given the strong case the company [IPC] has made for the upside potential – through diversification of risk, greater investor receptivity to the business model, and lower risk-based capital requirements for the same catastrophe business – as well as the extensive strategic transactions process guided by the strategic goals the board outlined, we believe shareholders will be better served by supporting the proposed transaction with Max Capital.”

Kenneth L. Hammond, Chairman of IPC, said, “We are pleased that both Glass Lewis and PROXY Governance have recognized the significant advantages of the combination of IPC and Max, which we believe will provide superior value and benefits to all IPC shareholders. IPC and Max have a fully negotiated transaction with compelling strategic benefits and superior value for IPC shareholders. Having received all regulatory approvals, we are in a position to close the amalgamation with Max immediately after we receive shareholder approval at our June 12 annual general meeting.

“We believe the Validus offer does not constitute a superior proposal when compared with the terms of the Max amalgamation and is not in the best interests of IPC and its shareholders. In addition, it is subject to a number of conditions, and faces substantial obstacles to completion on the terms proposed,” continued Mr. Hammond. “We urge IPC shareholders to vote the white proxy card for all the proposals associated with the merger and not to tender their shares to Validus.”

About IPC Holdings, Ltd.

IPC Holdings, Ltd., through its wholly-owned subsidiary IPCRe Limited, provides property catastrophe reinsurance and, to a limited extent, aviation, property-per-risk excess and other short-tail reinsurance on a worldwide basis.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release includes statements about future economic performance, finances, expectations, plans and prospects of both IPC Holdings, Ltd. (“IPC”) and Max Capital Group Ltd. (“Max”) that constitute forward-looking statements for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to certain risks and uncertainties, including the risks described in the definitive joint proxy statement/prospectus of IPC and Max that has been filed with the Securities and Exchange Commission (“SEC”) under “Risk Factors,” many of which are difficult to predict and generally beyond the control of IPC and Max, that could cause actual results to differ materially from those expressed in or suggested by such statements. For further information regarding cautionary statements and factors affecting future results, please also refer to the most recent Annual Report on Form 10-K , Quarterly Reports on Form 10-Q filed subsequent to the Annual Report and other documents filed by each of IPC or Max, as the case may be, with the SEC. Neither IPC nor Max undertakes any obligation to update or revise publicly any forward-looking statement whether as a result of new information, future developments or otherwise.

This press release contains certain forward-looking statements within the meaning of the U.S. federal securities laws. Statements that are not historical facts, including statements about our beliefs, plans or expectations, are forward-looking statements. These statements are based on our current plans, estimates and expectations. Some forward-looking statements may be identified by our use of terms such as “believes,” “anticipates,” “intends,” “expects” and similar statements of a future or forward looking nature. In light of the inherent risks and uncertainties in all forward-looking statements, the inclusion of such statements in this press release should not be considered as a representation by us or any other person that our objectives or plans will be achieved. A non-exclusive list of important factors that could cause actual results to differ materially from those in such forward-looking statements includes the following: (a) the occurrence of natural or man-made catastrophic events with a frequency or severity exceeding our expectations; (b) the adequacy of our loss reserves and the need to adjust such reserves as claims develop over time; (c) any lowering or loss of financial ratings of any wholly-owned operating subsidiary; (d) the effect of competition on market trends and pricing; (e) changes in general economic conditions, including changes in interest rates and/or equity values in the United States of America and elsewhere and continued instability in global credit markets; and (f) other factors set forth in the definitive joint proxy statement/prospectus of IPC and Max, the most recent reports on Form 10-K, Form 10-Q and other documents of IPC or Max, as the case may be, on file with the SEC. Risks and uncertainties relating to the proposed transaction include the risks that: the parties will not obtain the requisite shareholder or regulatory approvals for the transaction; the anticipated benefits of the transaction will not be realized; and/or the proposed transactions will not be consummated. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We do not intend, and are under no obligation, to update any forward looking statement contained in this press release.

ADDITIONAL INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND WHERE TO FIND IT:

This press release relates to a proposed business combination between IPC and Max. On May 7, 2009, IPC and Max filed with the SEC a definitive joint proxy statement/prospectus, which was first mailed to shareholders of IPC and Max on May 7, 2009. This press release is not a substitute for the definitive joint proxy statement/prospectus that IPC has filed with the SEC or any other document that IPC or Max may file with the SEC or send to their respective shareholders in connection with the proposed transaction. INVESTORS AND SECURITY

HOLDERS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. All such documents, if filed, would be available free of charge at the SEC’s website (www.sec.gov) or by directing a request to IPC, at Jim Bryce, President and Chief Executive Officer, or John Weale, Executive Vice President and Chief Financial Officer, at 441-298-5100, in the case of IPC’s filings, or Max, at Joe Roberts, Chief Financial Officer, or Susan Spivak Bernstein, Senior Vice President, Investor Relations at 441-295-8800, in the case of Max’s filings.

PARTICIPANTS IN THE SOLICITATION:

IPC and Max and their directors, executive officers and other employees may be deemed to be participants in any solicitation of IPC and Max shareholders, respectively, in connection with the proposed business combination.

Information about IPC’s directors and executive officers is available in the definitive joint proxy statement/prospectus filed with the SEC on May 7, 2009, relating to IPC’s 2009 annual meeting of shareholders; information about Max’s directors and executive officers is available in the amendment to its annual report on Form 10-K, filed with the SEC on April 1, 2009.

Contacts:

Media

The Abernathy MacGregor Group

Chuck Burgess, Mike Pascale or Allyson Morris

+1-212-371-5999

Investors

Innisfree M&A Inc.

Arthur Crozier

+1-212-750-5833